

October 22, 2014

Via E-mail
Cornell "Buck" French
Chief Executive Officer
Fantex, Inc.
330 Townsend Street, Suite 234
San Francisco, CA 94107

> **Re:** **Fantex, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 14, 2014**
> **File No. 333-196437**

Dear Mr. French:

We have reviewed your response to our letter dated October 8, 2014 and have the following additional comments.

Results of Operations

Six months ended June 30, 2013 and 2014 (unaudited), page 99

1. We note your response to our prior comment 2 but do not believe it was fully responsive to our prior comment since it does not adequately explain the nature and amounts of the changes in amounts or timing of cash flows that impacted your valuation of the brand and the related income recognized in your financial statements. As requested in our prior comment, please tell us and revise the discussion on page 97 of MD&A to explain in further detail how you determined the $170,000 of income recognized during the six months ended June 30, 2014 that represented an increase in the fair value of the brand contract from April 28, 2014 through June 30, 2014 and which was driven by the timing of the cash flows and the increased certainty of expected future cash flows being realized. As part of your response and your revised disclosure, please indicate the specific future cash flows (including the nature and amount) whose timing is expected to be accelerated or changed as well as the specific cash flows (including the nature and amount) whose expected realization has increased or decreased during this period along with the factors that resulted in their increased expected realization. Your revised disclosures should discuss both the increases and decreases in value which impacted the level of income recognized during the period as you have described in your response to our prior comment 2.

Included Contracts Under the Brand Contract with Vernon Davis, page 168

2. We note on your website that Vernon Davis has recently entered into an endorsement agreement with Levi's. Please revise the first table on page 168 and the table on page 170 accordingly or tell us why you have not updated this disclosure.

Note 2. Summary of Significant Accounting Policies, page F-9

Income/(Loss) per share, page F-13

3. We note the changes made to page F-13 in response to our prior comment 5. Please tell us and revise the disclosure on page F-13 to explain in further detail how the amounts of management fees that were allocated to the Vernon Davis tracking stock were calculated or determined.

Note 5. Investment in Brand Contract at Fair Value (Unaudited), page F-17

4. We note your response to our prior comment 6. Please revise Note 5 to clearly disclose that the "realized gain" is the product of applying the discount rate associated with the cash receipt to the total amount of cash received and that the difference between the realized gain and the total cash received is treated as a return of capital as you have noted in your response. Also, revise to disclose the discount rate that was used to calculate the "realized gain" recognized during the period.

You may contact Kristin Shifflett at (202) 551-3381 or Linda Cvrkel, Accounting Branch Chief, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217, Loan Lauren P. Nguyen, Special Counsel, at (202) 551-3642, or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Patrick A. Pohlen, Esq.
        Latham & Watkins LLP